[Total Letterhead]

March 10, 2010

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

By electronic file (“Edgar correspondence”).

Attention: H. Roger Schwall

Re:	Total S.A. Annual Report on Form 20-F for the Fiscal Year Ended

December 31, 2007

Filed April 2, 2008

Response Letter Dated June 3, 2009 (File No. 1-10888)

Dear Mr. Schwall:

Thank you for your letter dated July 16, 2009, setting forth the Staff’s comment relating to our Annual Report on Form 20-F for the year ended December 31, 2007 and our response letter dated June 3, 2009. Set forth below is the response of Total S.A. (the “Company”) to the Staff’s comment.

To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following the comment.

Response Letter Dated June 3, 2009

1.

We note your response of June 3, 2009. We understand that your payments to governments of the countries in which you develop projects may include royalties, taxes and other fees, in addition to the amounts that you invest in actual development of the projects. We also understand that you may make other cash payments or payments in kind to those governments or to entities controlled by those governments, including payments made for the purchase of oil. Finally, we understand that your operations may generate additional cash flow for those governments or entities controlled by those governments. In our view, you should expand your disclosure in future filings to make clear (i) the various types of cash payments or payments in kind that you make to, and additional cash flow that your operations generate for, the government of any country identified by the U.S. as a state sponsor of terrorism or any entity controlled by such a government, and (ii) the scope of such payments and additional cash flow, when the payments and additional cash flow, individually or in the aggregate, involve a significant dollar amount beyond amounts invested in the projects described in the filing. In the staff’s view, such disclosure is appropriate even where the dollar amounts involved are not quantitatively material to your operations.

Please provide us with a draft of the type of disclosure you intend to provide in response to this comment.

R:	In response to your comment, the Company intends to include in its Annual Report on Form 20-F for the year ended December 31, 2009 the disclosure set forth below. Please note that this disclosure is being provided to you in draft form and remains subject to change, including in response to legislative developments.

Annual Report on Form 20-F – Other Matters - Business Activities in Cuba, Iran, Sudan and Syria

The U.S. Department of State has identified Cuba, Iran, Sudan and Syria as state sponsors of terrorism. Provided in this section is certain information relating to TOTAL’s activities in these jurisdictions.

U.S. and Other Legal Restrictions

In 1996, the United States adopted legislation implementing sanctions against non-U.S. companies doing business in Iran and Libya (the Iran and Libya Sanction Act, referred to as “ILSA”), which in 2006 was amended to concern only business in Iran (then renamed the Iran Sanctions Act, referred to as “ISA”). The ISA is set to expire in December 2011. Pursuant to this statute, the President of the United States is authorized to initiate an investigation into the activities of non-U.S. companies in Iran and the possible imposition of sanctions (from a list that includes denial of financing by the U.S. Export-Import Bank, limitations on the amount of loans or credits available from U.S. financial institutions and prohibition of U.S. federal procurements from sanctioned persons) against persons found, in particular, to have knowingly made investments of $20 million or more in any 12-month period in the petroleum sector in Iran. In May 1998, the U.S. government waived the application of sanctions for TOTAL’s investment in the South Pars gas field. This waiver, which has not been modified since it was granted, does not address TOTAL’s other activities in Iran, although TOTAL has not been notified of any related sanctions.

In November 1996, the Council of the European Union adopted regulations which prohibit TOTAL from complying with any requirement or prohibition based on or resulting directly or indirectly from certain enumerated legislation, including the ILSA (now ISA). It also prohibits TOTAL from having its waiver for South Pars extended to other activities.

In each of the years since the passage of the ILSA and until 2007, TOTAL made investments in Iran in excess of $20 million (excluding the investments made as part of the development of South Pars). Since 2008, TOTAL’s position has consisted essentially in being reimbursed for its past investments as part of buyback contracts signed between 1995 and 1999 with respect to permits on which the Group is no longer the operator. In 2009, TOTAL’s production in Iran represented approximately 0.4% of the Group’s worldwide production. TOTAL does not believe that its operations in Iran have a material impact on the Group’s results.

In the future, TOTAL may decide to invest amounts in excess of $20 million per year in Iran. To our knowledge, sanctions under the ISA have not been imposed on any non-U.S. oil and gas company which has investments in Iran. However, TOTAL cannot predict whether the U.S. government will take any action under the ISA with respect to its previous or possible future activities in Iran. It is possible, however, that the United States may determine that these or other activities constitute activity prohibited by the ISA and will subject TOTAL to sanctions. TOTAL does not believe that enforcement of the ISA against TOTAL, including the imposition of the maximum sanctions under the current version of the ISA, would have a material adverse effect on its results of operations or financial condition, although it could result in reputational harm.

However, the U.S. House of Representatives and the Senate have recently passed bills which, if adopted, would expand the scope of the ISA and could restrict the President’s ability to grant waivers. The proposed legislation would, among other things, require imposition of specific sanctions against companies that supply refined petroleum products to Iran, contribute to Iran’s ability to maintain or expand domestic production or engage in certain related conduct. The sanctions to be imposed against violating firms would generally prohibit transactions in foreign exchange by the sanctioned company, prohibit any transfers of credit or payments between, by, through or to any financial institution to the extent that such transfers or payments involve any interest of the sanctioned company, and require blocking of any property of the sanctioned company that is subject to the jurisdiction of the United States. The bills would also generally forbid federal procurements from and assistance to non-U.S. companies that engage in sanctions-triggering actions.

TOTAL is closely monitoring legislative and other developments in the United States in order to determine whether its limited activities in Iran could subject it to application of either current or any future ISA sanctions. In the event the proposed legislation were adopted in its current form, such new legislation could potentially have a material adverse effect on TOTAL.

France and the European Union have adopted measures, based on United Nations Security Council resolutions, which restrict the movement of certain individuals and goods to or from Iran as well as certain financial transactions with Iran, in each case when such individuals, goods or transactions are related to nuclear proliferation and weapons activities or likely to contribute to their development. As currently applicable, the Group believes that these measures are not applicable to its activities and projects in this country.

The United States also imposes sanctions based on the United Nations Security Council resolutions described above, as well as broad and comprehensive economic sanctions, which are administrated by the U.S. Treasury Department’s Office of Foreign Assets Control (referred to as “OFAC”). These OFAC sanctions generally apply to U.S. persons and activities taking place in the United States or that are otherwise subject to U.S. jurisdiction. Sanctions administered by OFAC target Cuba, Iran, Myanmar (Burma), Sudan and Syria. TOTAL does not believe that these sanctions are applicable to any of its activities in these countries.

In addition, many U.S. states have adopted legislation requiring state pension funds to divest themselves of investments in any company with active business operations in Iran or Sudan. Recently, there have been similar initiatives by state insurance regulators relating to investments by insurance companies in companies doing business with the Iranian oil and gas, nuclear and defense sectors. TOTAL has no business operations in Sudan and, to date, has not made any significant investments or industrial investments there. The Genocide Intervention Network (formerly known as Sudan Divestment Task Force) report states that TOTAL should be regarded as “inactive” in Sudan by the U.S. states that have adopted such divestment legislation. On December 31, 2007, the U.S. Congress adopted the Sudan Accountability and Divestment Act, which supports these state legislative initiatives. Similar legislation is pending in the U.S. Congress that supports state legislative initiatives regarding Iran. If TOTAL’s operations in Iran or Sudan were determined to fall within the prohibited scope of these laws, and TOTAL were to not qualify for any available exemptions, certain U.S. state pension funds holding interests in TOTAL may be required to sell their interests. If significant, sales resulting from such laws and/or regulatory initiatives could have an adverse effect on TOTAL’s share price.

Activities in Cuba, Iran, Sudan and Syria

Provided below is certain information on TOTAL’s activities in Cuba, Iran, Sudan and Syria.

Cuba

In 2009, TOTAL had limited marketing activities for the sale of specialty chemicals products to non-state entities in Cuba and paid taxes on such activities. In addition, TOTAL’s Trading & Shipping division purchased hydrocarbons pursuant to spot contracts from a state-controlled entity for approximately €18 million.

Iran

TOTAL’s Exploration & Production division has been active in the upstream sector in Iran through buyback contracts. Under such contracts, the contractor is responsible for and finances development operations. Once development is completed, operations are handed over to the national oil company, which then operates the field. The contractor receives payments in cash or in kind to recover its expenditures as well as a remuneration based on the field’s performance. Furthermore, upon the national oil company’s request, a technical services agreement may be implemented in conjunction with a buyback contract to provide qualified personnel and services until full repayment of all amounts due to contractor.

To date, TOTAL has entered into such buyback contracts with respect to the development of four fields: Sirri, South Pars 2 & 3, Balal and Dorood. For all of these contracts, development operations have been completed and TOTAL retains no operational responsibilities. In addition, a technical services agreement exists with respect to the Dorood field. As TOTAL is no longer involved in the operation of these fields, TOTAL has no information on the production from these fields. Some payments are yet to be reimbursed to TOTAL with respect to South Pars 2 & 3, Balal and Dorood. In 2009, TOTAL’s production in Iran, corresponding to such payments in kind, was approximately 8 kboe/d.

No royalties or fees are paid by the Group in connection with these buyback and service contracts. In 2009, TOTAL made non-material payments to the Iranian administration with respect to certain taxes and social security.

With respect to TOTAL’s Refining & Marketing division’s activities in Iran, Beh Total, a company held 50/50 by Behran Oil and Total Outre-Mer, a subsidiary of the Group, produces and markets small quantities of lubricants for sale to domestic consumers in Iran. In 2009, revenue generated from Beh Total’s activities was €27.4 million and cash flow was €5.6 million. Beh Total paid €605,000 in taxes. TOTAL does not own or operate any refineries or chemicals plants in Iran.

In 2009, TOTAL’s Trading & Shipping division purchased in Iran pursuant to a mix of spot and term contracts approximately fifty-eight million barrels of hydrocarbons from state-controlled entities for approximately €2.6 billion, and paid to a state-owned entity approximately €24 million pursuant to shipping contracts.

Sudan

TOTAL holds an interest in Block B in Southern Sudan through a 1980 Exploration and Production Sharing Agreement (EPSA). Operations were voluntarily suspended in 1985 because of escalating security concerns, but the company maintained its exploration rights. The Group’s initial interest was 32.5%. Despite the withdrawal of a partner, TOTAL does not intend to increase its interest above its initial level. Consequently, the Group has entered into negotiations with new partners to transfer the former partner’s interests for which the Group financially carries a share.

The EPSA was revised, effective December 21, 2004, to provide that the parties (the Government of Sudan and the consortium partners) would mutually agree upon a resumption date when the petroleum operations could be safely undertaken in the contract area. Such resumption date would mark the starting point of the Group’s work obligations as foreseen in the contract. A joint decision on the resumption date has not yet been taken.

Pursuant to the EPSA in 2009, TOTAL paid to the Government of Sudan an annual surface rental fee of approximately $200,000 and disbursed nearly $3 million as scholarship bonus, social development contribution and contribution to the construction of social infrastructures, schools and water wells along with non-governmental organizations and other stakeholders involved in Southern Sudan.

If TOTAL were to resume its activities in Southern Sudan, it would do so in compliance with applicable national, European and international laws and regulations, as well as with the Group’s Code of Conduct and Ethics Charter. Within its scope of operations and authority, the Group is committed to upholding human rights and fundamental freedoms, including social, economic and cultural rights, and the rights and interests of local residents and minorities. In particular, the Group is studying the situation with non-governmental organizations (NGOs) and stakeholders involved in Southern Sudan and conducting socio-economic programs adapted to the needs of the local population.

Syria

In Syria, in 2009, TOTAL had two contracts relating to oil and gas Exploration & Production activities: a Production Sharing Agreement entered into in 1988 (“PSA 1988”) for an initial period of twenty years and renewed at the end of 2008 for an additional 10-year period, and the Tabiyeh Gas Project risked Service Contract effective from the end of October 2009. TOTAL owns 100% of the rights and obligations under PSA 1988, and is operating on various oil fields in the Deir Ez Zor area through a dedicated non-profit operating company owned equally by the Group and the state-owned Syrian Petroleum Company (“SPC”).

The main terms of PSA 1988 are similar to those normally used in the oil and gas industry. The Group’s revenues derived from PSA 1988 are made up of a combination of “cost oil” and “profit oil”. “Cost oil” represents the reimbursement of operating and capital expenditures and is accounted for in accordance with normal industry practices. The Group’s share of “profit oil”

depends on the total annual production level. TOTAL receives its revenues in cash payments made by SPC. TOTAL pays to the state-owned Syrian company SCOT a transportation fee equal to $2/bl for the oil produced in the area, as well as non-material payments to the Syrian government related to PSA 1988 for such items as withholding taxes and Syrian social security.

The Tabiyeh Gas Project risked Service Contract may be considered as an addition to the PSA 1988 as production, costs and revenues for the oil and part of the condensates coming from the Tabiyeh field are governed by the contractual terms of PSA 1988. This project is designed to enhance liquids and gas output from the Tabiyeh field through the drilling of “commingled” wells and through process modifications in Deir Ez Zor Gas Plant operated by the Syrian Gas Company. TOTAL is financing and implementing the Tabiyeh Gas Project and operates the Tabiyeh field.

For 2009, technical production for the PSA 1988 and the Tabiyeh Gas Project risked Service Contract taken together amounted to 36 kboe/d of which 20 kboe/d were accounted for as the Group’s share of production.

In 2009, TOTAL’s Trading & Shipping division purchased in Syria pursuant to a mix of spot and term contracts nearly twelve million barrels of hydrocarbons from state-controlled entities for approximately €472 million.

*        *        *

Please direct any questions or comments regarding this letter to the undersigned at (011)331.4744.4546 or Krystian Czerniecki of Sullivan & Cromwell LLP at (011)331.7304.1000.

Very truly yours,

/s/ Patrick de La Chevardière
Patrick de La Chevardière
Chief Financial Officer

cc:	Jennifer O’Brien

Kimberly Calder

Laura Nicholson

Tim Levenberg

(Securities and Exchange Commission)

Alexandre Marchal

Dominique Bonnet

(Total S.A.)

Krystian Czerniecki

(Sullivan & Cromwell LLP)